

Mail Stop 7010

September 26, 2008

By facsimile and U.S. Mail

Mr. David L. Hausrath, Esq.
Senior Vice President and General Counsel
Ashland Inc.
50 E. RiverCenter Boulevard
Covington, Kentucky 41012-0391

Re: Ashland Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed September 15, 2008
File No. 333-152911

Dear Mr. Hausrath:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that Ashland expects to pay approximately $2.1 billion for the cash portion of the merger and we note the statement on page 9 that only $12 million of the financing commitment may be used to consummate the merger on the closing date. Please clarify how Ashland intends to fund the cash portion of the merger.

2.   We note that you plan to finance the merger with Ashland stock, as indicated in the last paragraph on page 17. Please clarify how you will finance the merger with Ashland stock (e.g. disclose whether any shares of Ashland stock will be sold to finance the merger).

Risk Factors, page 17

"If Ashland is unable to finance the merger, the merger will not be completed," page 17

3.   Please clarify your statement that Ashland has received commitments from lenders to provide an aggregate of up to $2.7 billion in financing for the transaction in light of the disclosure on page 9 that only $12 million of the financing commitment may be used to consummate the merger.

The Merger, page 32

4.   Please disclose the details of the potential alternative transactions involving Hercules' paper chemicals business, as discussed in the August 16, 2007 Hercules' board meeting. For example, please discuss the type of alternative transactions considered by the board of directors and disclose whether the transactions involved another third party (i.e. not Ashland).

Opinion of Credit Suisse Securities (USA) LLC, page 41

5.   We note that Hercules disclosed financial forecasts of Hercules to Credit Suisse and Ashland. Please revise your registration statement to disclose the financial projections.

Hercules Analyses, page 43

Hercules Selected Companies Analysis, page 43-44

6.   We note the description of the Hercules Selected Companies Analysis prepared by Credit Suisse. We further note that Credit Suisse relied on EBITDA estimates provided by Hercules' management. Please revise your description of the Hercules Selected Companies Analysis to disclose the EBITDA estimates.

Hercules Selected Transactions Analysis, page 45

7.   We note the description of the Hercules Selected Transaction Analysis prepared by Credit Suisse. We further note that Credit Suisse relied on actual LTM EBITDA for Hercules as of March 31, 2008, using financial information provided by Hercules' management. Please revise your description of the Hercules

Selected Transaction Analysis to disclose the actual LTM EBITDA for Hercules as of March 31, 2008.

Hercules Discounted Cash Flow Analysis, page 45

8.   We note the description of the Hercules Discounted Cash Flow Analysis prepared by Credit Suisse. We further note that Credit Suisse relied on internal estimates of Hercules' estimated weighted average cost of capital. Please revise your description of the Hercules Discounted Cash Flow Analysis to disclose Hercules' estimated weighted average cost of capital.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeffrey Gordon at (202) 551-3866 or Lisa Haynes at (202) 551-3424 if you have questions regarding comments on the financial statements and related accounting matters. Please contact Chambre Malone at (202) 551-3262 or myself at (202) 551-3767 with any other questions or disclosure issues.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Jeffrey J. Margulies, Esq. (*via facsimile* 216.479.8780)
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